FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               February 04, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1.        RNS Announcement, re: Settlement with Siemens Power dated
              04 February 2004




04 February 2004

British Energy plc

Settlement with Siemens Power Generation Limited ("Siemens")



British Energy (the "Company") and Siemens have settled long standing disputes relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens has agreed to pay the Company GBP18.3 million. The settlement includes a commitment by the Company and Siemens to develop a mutually beneficial commercial relationship under a long term supply agreement.


Contacts
Andrew Dowler                Financial Dynamics                 020 7831 3113
Paul Heward                  British Energy                     01355 262201



http://www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 04, 2004                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations